Exhibit 1

For Immediate Release	30 September 2011

WPP PLC (“WPP”)

Ogilvy and Scangroup announce joint ventures in Ghana

WPP announces that its wholly-owned operating company, Ogilvy, the global marketing communications group and Scangroup, one of Africa’s leading marketing services groups in which WPP also owns a minority stake, have established two advertising firms in Ghana as joint ventures with a local partner.

The two firms, Scanad Ghana Limited and Ogilvy Ghana Limited will take over the existing operations of Media Majique & Research Systems Limited and Ogilvy Africa Media Limited respectively, which are currently majority owned by Reginald Laryea. Mr Laryea will be appointed Chairman of Ogilvy Ghana Limited and will retain a minority stake in both businesses.

These joint ventures increase WPP’s footprint in sub-Saharan Africa and continue the company’s strategy of investing in fast-growing markets and sectors, affirming its commitment to developing its businesses throughout the African markets.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204